EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended November 30, 2007, the PIA MBS Bond Fund decreased undistributed net investment income and accumulated net realized loss by $86,871.

For the year ended November 30, 2007, the PIA Moderate Duration Bond Fund increased undistributed net investment income and accumulated net realized loss by $394.

For the year ended November 30, 2007, the PIA Short-Term Securities Fund decreased undistributed net investment loss by $71,934 and increased accumulated net realized loss by $71,934.

The reclassifications have no effect on net assets or net asset value per share.